Mail Stop 4561

                                                      March 1,
2007
Thomas Hislop
Chairman
Arizona Land Income Corporation
2999 N. 44th Street, Suite 100
Phoenix, Arizona  85018


Re:	Arizona Land Income Corporation
	Preliminary Proxy Statement
	File No. 1-09900
      Filed February 1, 2007

Dear Mr. Hislop:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial information in your filing, the unaudited pro forma financial statements and the financial statements in accordance with Rule 3-12 of Regulation S-X.

Cover Page-Letter to Shareholders

2. Please disclose the approximate date on which the proxy statement and form of proxy are first sent or given to shareholders. Refer to
Item 1(b) of Schedule 14A.

3. Please include explanatory disclosure with the pictures of the contributed properties. In addition, please identify properties that will not be wholly-owned.

Why is the Company Proposing the Transactions?, page i

4. Please revise to balance this disclosure with the detriments of the Transactions and disclose what course of action you will pursue if the Transactions are not approved.

5. Please disclose the board`s estimated per share liquidation amount as well as amounts distributed to date as a result of the liquidation of your loan and land holdings.

What is Pacific Office Contributor contributing in the Transactions?, page ii

6. Please disclose that the gross value of the assets contributed were deemed by the parties to the master contribution agreement to be
$568 million and the net value of the assets were deemed to be
$165
million, in both cases subject to closing adjustments.

7. Please revise to disclose that no third party appraisals or fairness opinions were obtained in connection with valuing the contribution properties or the transaction.

8. Please revise to disclose the restrictions on sales of the contributed properties.

9. Please tell us the identity of the Co-Investors in the 7.5% properties to be owned by POC LP and their relationship to Mr.
Shidler and his affiliates.

What will Pacific Office Contributor receive in the Transactions?, page ii

10. Please disclose the approximate number of shares of the company that the Pacific Office Contributor will own if all ten properties are contributed, assuming full conversion of all operating partnership units based on a recent share price. Please disclose how this amount was determined, including the estimated net asset value of the contributed assets and the assumed price per unit.

11. Please disclose the percentage of voting power that will be controlled by Mr. Shidler and his affiliates following the transaction, assuming contribution of the ten properties, the $5 million investment and conversion of all operating partnership units based on a recent share price and including the proportionate voting stock. Please also disclose the aggregate economic interest in the company of Mr. Shidler and his affiliates, including preferential rights from the convertible preferred units.

12. Please revise to briefly discuss the management fees payable under the Advisory agreement.

What is the Company Contributing in the Transaction?, page iii

13. Please disclose the assets that will be contributed by the company. Please disclose the book value of the assets and that the book value of the assets was used for purposes of determining the interests to be received by the company in the Transactions.

What will the Company and our Shareholders receive in the Transactions?, page iii

14. Please disclose the economic interest and voting interest that will be held by persons who were shareholders of the company immediately prior to the Transactions upon consummation of the Transactions, assuming contribution of the ten properties, the $5 million investment and conversion of all operating partnership units based on a recent share price.

What will our current shareholders own following the Transactions?, page iii

15. Please consider removing this question to the extent your response to the preceding questions make this disclosure redundant.

16. Please identify the holder of the newly created Proportionate
Voting Preferred Stock the first time it is discussed.

Will I be able to sell my shares..., page iv

17. You state that you currently expect the initial dividends following the completion of the Transactions will be at the rate of
$0.06 per share per quarter. Given the significant change to the Company`s composition as a result of the formation transactions, please discuss fully the basis for such forecasts including the significant assumptions used in formulating your projections. In addition, provide a tabular presentation supporting your anticipated distribution for a twelve-month period following the formation transactions.

Ownership Chart, page 3

18. Please revise the table to disclose the percentage of the vote in the company controlled by the Pacific Office Contributor, the existing shareholders and the advisor.

19. Please revise to depict the ownership of the Advisor.

The Master Agreement, page 6

20. Please briefly describe the material contribution conditions described in the second paragraph on page 6.

Special Rights of Convertible Preferred Units, page 9

21. Please describe the fixed annual dividend rates.

22. Please revise the disclosure to explain the reference to pari passu. It may not be clear to investors how fixed rate preferred distributions, which are contractually provided for in the articles supplementary, are pari passu with common dividends that are paid at the discretion of the general partner.

23. Please provide a more detailed description of how increases in dividends and distributions will increase the conversion rate.

Termination Provisions of the Master Agreement, page 12

24. Please disclose that the failure of the shareholders to approve the transactions will not result in the obligation of the company to pay the termination fee or reimburse expenses.

Risk Factors, page 13

 Please include a brief description of the most significant risks of the Transactions

Risk Factors, page 17

25. Please include a risk factor, if accurate, that the company has not and will not receive an opinion of counsel regarding the tax treatment of the Transactions or the qualification of the company as a REIT upon consummation of the Transactions.

26. Please include a risk factor that pro forma cash flow from operations was $(0.69) million for the nine months ended September 30, 2006 and that this may impact your ability to pay dividends.

27. Please include a risk factor regarding the exceptions to the non-competition agreements, including the current assets and activities of Mr. Shidler and his affiliates that are excluded as per the agreement.

28. Please substantially reduce your use of cross-references in the risk factor section.

Securities eligible for future sale..., page 17

29. Please disclose the number of shares you expect to include in the exchange registration statement.

We expect to incur significant costs and expenses..., page 18

30. Where possible, please provide an estimate of these costs.

After the transactions are completed..., page 19

31. Please briefly describe the most significant changes in shareholder rights that may be less advantageous than current rights.

We will be substantially controlled by..., page 33

32. Please disclose the aggregate voting control of Mr. Shidler and his affiliates, assuming the $5 million investment is consummated.

Business and Properties of Shidler Predecessor..., page 37

33. Throughout the proxy statement you reference and rely on certain demographic and market data, including data regarding market occupancy and average asking rents. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. In addition, please confirm that this information is publicly available and that you did not commission its preparation.

History, page 37

34. Please disclose the dates The Shidler group ceased to control
TriNet, First Industrial and Corporate Office.

Competitive Strengths, page 39

35. Please disclose the basis for your belief that occupancy will increase after the transaction. We note that the managers of the properties prior to the transaction will continue to manage the properties after the transaction.

Capital Policy, page 41

36. Please disclose the meaning of "selling down."

Overview of Existing and Target Markets, page 42

37. Please update your market and property data to the extent the information is available.

38. Please include disclosure regarding potential supply issues in your target markets, such as data regarding construction starts.

Management, page 61

39.  Please disclose the names of the independent directors.

Certain Relationships and Related Party Transactions, page 63

40. Please disclose the information required by Item 404(a) of Regulation S-K for Mr. Shidler and his affiliates, assuming the transaction is approved.

41. Please include the disclosure required by Item 404(b) of Regulation S-K.

Background of the Transactions, page 79

42. Please revise to disclose the terms of the "individual bidder" offer and the identity of the individual bidder.

43. Refer to the final paragraph on page 82. Please disclose the board`s estimate as to the liquidation value of the company.

44. Refer to the final paragraph on page 82. Please disclose why the board approved exclusive negotiations with the Shidler Group instead of proceeding with the individual bidder proposal.

45. Refer to the second paragraph on page 84. Please disclose the company share price on November 2, 2006.

Reasons for the Transactions, page 84

46. Please revise to discuss the negative factors considered by the board.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation

Commitments, page 166

47. Please confirm to us that you will revise your disclosure to include interest in your table of contractual obligations or provide a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Quantitative and Qualitative Disclosure About Market Risk, page
170

48. Please advise us why you have not reflected the impact of interest rate changes resulting from your floating rate joint venture debt.

Shidler Predecessor - Historical Financial Statements

Combined Statements of Operations, page 176

49. We note that you have included income (loss) from joint ventures within revenues. In limited circumstances in which it has been demonstrated that equity in earnings from joint ventures is sufficiently integral to your operations, we would not object to your presentation within operating income, provided they were not included in revenue. Please advise us and clarify your basis for including these amounts above operating expenses or revise accordingly.

50. Similarly provide your basis for including interest and other income within revenues instead of below operating expenses.

Note 2 - Summary Of Significant Accounting Policies

Real Estate Properties

Acquisitions, pages 183 - 184

51. Please clarify if true, the values of above market leases are amortized based on the remaining non-cancelable lease term. In addition, please clarify how renewal terms are considered in the amortization period of your below market leases. Similarly modify your policy elsewhere in your document.

Unaudited Pro Forma Consolidated Financial Statements

Introduction, pages 200 - 202

52. Reference is made to the second paragraph. We note the agreed upon fair value is estimated to e approximately $568 million with the consideration being $165 million. Please clarify what is meant by "agreed upon" fair value and whether this value is representative of the fair value of the properties received.

53. Please separately quantify the value of the common units and convertible preferred units being contributed and reconcile these amounts to the total cost of the acquisition. In addition, expand your disclosure to explain the basis for the value assigned to the equity instruments issued as part of the transaction. We note from disclosures elsewhere in your document that the $2.79 value
ascribed
to the common stock was based on the average closing prices for a
90
day period less the special dividend. Advise us how you applied paragraph 22 of SFAS 141 and EITF 99-12.

54. Clarify how you determined the value ascribed to the Proportionate Voting Preferred Stock granted upon consummation of the transactions.

55. You represent that STIRR N. Central, LLC is the accounting acquirer of the other Shidler Predecessor entities through their
contribution of the City Square property.   On page 197, you state
that the legal entity owning the City Square property is Pacific
Office Properties Trust/Mezzanine, LLC.   Please reconcile this
difference between your disclosures.

56. Based on your disclosure, we note that you plan to record the interests contributed by Jay Shidler and his immediate family and entities under their control at historical cost. Using the guidance in EITF 02-5, tell us the percentage ownership interest held by Mr.
Shidler in each property and that of his family members. Please also clarify the relationship of his family members.

Note 1 - Adjustments to the unaudited pro forma combined balance sheet as of
September 30, 2006

(B)

57. Please revise to clearly state your basis under SFAS 141 for bringing over Mr. Shidler`s interest over at historical cost basis.
SAB 48 and EITF 94-2 would not be applicable.

(C)

58. Advise us your basis for including a pro forma adjustment for capital improvement projects. Unless you are contractually obligated to undertake these projects as a result of the Transactions, it does not appear that this is directly attributable to the transaction or factually supportable.

(F)

59. We note that you have included an adjustment to reflect proceeds anticipated to be received from liquidating AZL Assets. Please clarify the source of these proceeds and indicate whether you have a committed source for this cash inflow.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Wilson
Lee at (202) 551-3468, or Cicely LaMothe at (202) 551-3413.
Direct
any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3495.

	Sincerely,



	Elaine Wolff
	Branch Chief



cc:	Michael McCoy, Esq.

Thomas Hislop
Arizona Land Income Corporation
March 1, 2007
Page 9